UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of August 2015

001-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

SciVac Therapeutics Inc. (formerly known as Levon Resources Ltd., the “Company”) issued the financial statements for Levon Resources Ltd., as of and for the three-month period ended June 30, 2015, together with the related management discussion and analysis (“MDA”). The foregoing financial statements and related MDA, which are furnished herewith as Exhibit 99.1 and incorporated by reference herein, are as of and for a period preceding consummation of the Company’s completed and previously announced reverse takeover transaction, pursuant to which the Company acquired all of the issued and outstanding securities of SciVac Ltd. and changed its name from Levon Resources Ltd. to SciVac Therapeutics Inc.

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Exhibit Index

Exhibit No.	Description

99.1	Financial Statements of Levon Resources Ltd. and related MDA for the three-month period ended June 30, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: August 14, 2015	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Executive Officer

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